

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 1-19-07



07047209

March 8, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3-8-2007

David G. Schwartz
Vice President and Deputy General Counsel
Citizens Communications Company
3 High Ridge Park
Stamford, CT 06905

Re: Citizens Communications Company
Incoming letter dated January 19, 2007

Dear Mr. Schwartz:

This is in response to your letter dated January 19, 2007 concerning the shareholder proposal submitted to Citizens Communications by Mitchell Smith. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Mitchell Smith
1388 Hilton Parma Rd.
Hilton, NY 14468

20520

3 High Ridge Park
Stamford, CT 06905
203.614.5675 *phone*
203.614.4651 *fax*
Email: david.schwartz@czn.com

DAVID G. SCHWARTZ
Vice President and Deputy General Counsel
**Admitted only in New York*



January 19, 2007

Via UPS OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Citizens Communications Company
No-action Request Regarding Intention to
Exclude Shareholder Proposal under Rule 14a-8(j)

Ladies and Gentlemen:

Citizens Communications Company (the "Company") hereby notifies the Securities and Exchange Commission (the "SEC"), in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, of its intention to exclude a shareholder proposal from its 2007 proxy statement and form of proxy for its 2007 Annual Meeting of Stockholders (collectively, the "2007 Proxy Materials") and requests the SEC to take no action against the Company in connection with such exclusion.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to Mr. Mitchell Smith, informing him of the Company's intention to omit his proposal from the 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the SEC no later than 80 calendar days before the Company files its definitive 2007 Proxy Materials with the SEC. The Company hereby agrees to promptly forward to Mr. Smith any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to the Company only.

On December 18, 2006, the Company received, via regular U.S. mail, a shareholder proposal, dated December 15, 2006, from Mr. Smith. A copy of Mr. Smith's proposal is attached hereto. As noted in his letter, Mr. Smith did not provide proof of his beneficial holdings of Company common stock with his letter as required by Rule 14a-8(b)(2)(i). On December 28, 2006, the Company sent a letter to Mr. Smith, via UPS Overnight, requesting that he provide us with proof of his beneficial holdings not later than 14 calendar days following his receipt of our request, in accordance with Rule 14a-8(f)(1). Our letter was delivered to Mr. Smith's residence on December 29, 2006. A copy of our letter to Mr. Smith and the UPS receipt of delivery are attached. To date, we have not received a response from Mr. Smith.

Please note that subsequent to sending our December 28, 2006 request to Mr. Smith, we reviewed Staff Legal Bulletin 14B and determined to provide to Mr. Smith the additional information set out in Paragraph C.2 of Staff Legal Bulletin 14B. Accordingly, we have, simultaneously with this no-action request, sent another letter to Mr. Smith providing the additional information and stating that his response must be postmarked, or transmitted electronically, no later than seven calendar days of his receipt of our follow-up letter or we intend to exclude his proposal from our 2007 Proxy Materials. In this regard, we note the SEC's response to the no-action requests of Boise Cascade Corporation (February 8, 2002), Duke Realty Corporation (February 7, 2002) and Sysco Corporation (August 10, 2001).

Assuming that we do not receive the required information from Mr. Smith in a response that is postmarked, or transmitted electronically, no later than seven calendar days after his receipt of our January 19, 2007 letter, we intend to exclude Mr. Smith's shareholder proposal as permitted by Rule 14a-8(f)(1) from the 2007 Proxy Materials. We request that the SEC take no action against the Company for excluding Mr. Smith's proposal under such circumstances.

We currently intend to file the 2007 Proxy Materials with the SEC on April 10, 2007. Should we receive a response from Mr. Smith that is postmarked, or electronically transmitted, on or before the seventh calendar day after he received our follow-up request, we will withdraw this no-action request and include his proposal in the 2007 Proxy Materials.

Please contact the undersigned at (203) 614-5675 in connection with any questions or comments relating to this submission. Thank you for your attention to this matter.

Sincerely,



David G. Schwartz
Vice President and Deputy General Counsel

Enclosure

cc: Mitchell Smith, 1388 Hilton Parma Rd., Hilton, NY 14468

G:\legal\corpsec\ccc\annualmeeting-proxy-10-K\2007\ltrtosec(exclusionofstkholderproposal).doc

Mitchell Smith
1388 Hilton Parma Rd.
Hilton, NY 14468
December 15, 2006

Hilary E. Glassman
Senior Vice President, General Counsel and Secretary
Citizens Communications Company
Three High Ridge Park
Stamford, CT 06905

Dear Ms. Glassman:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Stockholder Proposal ("Proposal") for inclusion in the Citizens Communications Company ("Citizens") proxy statement to be circulated to Citizens' stockholders in conjunction with the next annual meeting of stockholders in 2007. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial owner of Citizens common stock with market value in excess of $2,000 and have held it continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I intend to continue to own Citizens common stock through the date of the 2007 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,



Mitchell Smith

Enclosure

Shareowner Proposal

RESOLVED, that stockholders of Citizens Communications Company, Inc. request that the Board of Directors ("Board") adopt a policy of submitting the following question to a stockholders' vote at each annual meeting in the future: "Is the compensation of Citizen's named executive officers as set forth in the proxy statement's Summary Compensation Table: (a) excessive; (b) appropriate; or (c) too low?"

Supporting Statement

We believe the compensation of Citizen's senior executives is excessive.

According to proxy statements from 2002 through 2006, the executives named in the Summary Compensation Table (five individuals for four years, eight for 2004) received "Total Annual Compensation" of $33.8 million from 2001 through 2005. The "Total Annual Compensation" of Scott N. Schneider, former president and COO of Citizens, accounted for $9.3 million of that sum.

The named officers also received $25.8 million in "long-term compensation" in the form of restricted stock. These officers then exercised stock options to realize a gain of another $13.1 million.

The named officers received an additional $11.0 million over the same period in "All Other Compensation" (contributions to a savings plan, profit-sharing payments, and severance payments).

These named officers received a total of over $83.7 million for the period from 2001 through 2005. Leonard Tow, former Chairman and CEO, alone received over $35.1 million for those five years.

In our view, this amount is excessive for a company this size.

The major stock exchanges have adopted rules requiring public companies to submit equity-based compensation plans for shareholder approval. According to a recent academic analysis, however, these rules have failed to provide shareholders "with substantial influence" because the plans tend to be "broadly worded" (Lucian Bebchuk and Jesse Fried, *Pay Without Performance*, 2004, p. 196). Shareholders can withhold votes for members of the Compensation Committee who stand for reelection, but we view that option as a blunt and insufficient instrument for registering dissatisfaction with senior executive compensation.

In contrast, public companies in the United Kingdom allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We are proposing that the shareholders be permitted to give the Compensation Committee a "report card." Through voting on the question that is set forth in the Proposal, shareholders could express their views, in an advisory referendum, on the question of whether the Company's senior executives are being compensated at levels that are appropriate in amount. This approach would provide the opportunity to express dissatisfaction with the amount of compensation that has been awarded to senior executives, and of focusing media attention on the issue in a manner that could assist in bringing about change, while preserving the discretion of the Board to make such changes as may be appropriate.

Three High Ridge Park
Stamford, CT 06905
203.614.5059 *phone*
203.614.4651 *fax*
hilary.glassman@czn.com

HILARY E. GLASSMAN, ESQ.
Senior Vice President
General Counsel and Secretary


CITIZENS
communications
SM

December 28, 2006

Via UPS Overnight

Mr. Mitchell Smith
1388 Hilton Parma Rd.
Hilton, NY 14468

Dear Mr. Smith:

We are in receipt of your letter, dated December 15, 2006, submitting a shareholder proposal for inclusion in the Citizens Communications Company ("Citizens") proxy statement to be distributed in connection with Citizens' 2007 stockholder meeting.

We note that you have not submitted proof of your beneficial holdings as required by Rule 14a-8(b)(2)(i). In accordance with Rule 14a-8(f)(1), we hereby request that you submit such proof not later than 14 calendar days following your receipt of this notification.

We have reviewed your proposal and the examples you gave to support your belief that the compensation of Citizens' senior executives is "excessive" for a company of Citizens' size. We do not believe those examples and the numbers you cite are indicative of current compensation philosophies at Citizens and would like to discuss with you the need for your proposal to be included in the proxy statement for Citizens' 2007 stockholder meeting. As we do not have your telephone number to contact you directly, if you are willing to engage in this discussion, please call our Chief Financial Officer, Donald R. Shassian, at (203) 614-5769 at your earliest convenience.

Sincerely,

Hilary E. Glassman
Admitted in NY only




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Delivered on: 12/29/2006 8:54 A.M.
Location: FRONT DOOR
Delivered to: 1388 HILTON PARMA RD
HILTON, NY, US 14468
Shipped or Billed on: 12/28/2006

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Three High Ridge Park
Stamford, CT 06905


CITIZENS
communications
SM

January 19, 2007

Via CERTIFIED MAIL

Mr. Mitchell Smith
1388 Hilton Parma Rd.
Hilton, NY 14468

Dear Mr. Smith:

On December 28, 2006, we responded to your letter, dated December 15, 2006, submitting a shareholder proposal for inclusion in the Citizens Communications Company ("Citizens") proxy statement to be distributed in connection with Citizens' 2007 stockholder meeting. Our December 28th letter requested that you provide proof of your beneficial holdings of Citizens common stock. We have not heard from you to date. Accordingly, we are sending this follow-up letter.

You must submit proof of your beneficial holdings as required by Rule 14a-8(b)(2) of the Securities and Exchange Commission's proxy regulations. A copy of Rule 14a-8(b)(2) is attached here for your reference. Such proof must take the form of either:

- A written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- A copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms that you filed, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. We note that we are not aware of any such filings by you.

You are also required to include your own written statement that you intend to continue to hold the shares through the date of our 2007 annual meeting. However, we note that you already complied with this requirement in your December 15, 2006 letter.

Your response, including the relevant supporting documentation, must be postmarked, or transmitted electronically, no later than seven calendar days after you receive this letter. Should you desire to transmit your response electronically, you may email it to my attention at hilary.glassman@czn.com. If you do not respond within such timeframe, we intend to exclude your proposal from our 2007 proxy statement and form of proxy.

As we stated in our December 28, 2006 letter, we have reviewed your proposal and would like to discuss it with you. As we do not have your telephone number to contact you directly, if you are willing to engage in this discussion, please call our Chief Financial Officer, Donald R. Shassian, at (203) 614-5769 at your earliest convenience. Please note that you are still required to respond with proof of your beneficial ownership as set forth above.

Sincerely,



Hilary E. Glassman
Admitted in NY only

copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

**Note:* See *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006), the court reversed the judgment of the district court and remanded the case for entry of judgment in favor of AFSCME. The court disagree with the SEC staff's long-standing interpretation of Rule 14a-8.

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

[The next page is 5829.]

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citizens Communications Company
Incoming letter dated January 19, 2007

The proposal relates to executive compensation.

There appears to be some basis for your view that Citizens Communications may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Citizens Communications' request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Citizens Communications omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Gregory Belliston
Attorney-Adviser

END